

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Via E-mail
Brian Dally
President and Chief Executive Officer
Groundfloor Finance Inc.
3423 Piedmont Rd. NE
Atlanta, GA 30305

> **Re:** **Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 23, 2015**
> **File No. 024-10440**

Dear Mr. Dally:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. The disclosure in the offering circular and related documents appears inconsistent in your description of the security. For example, on page 3 of the offering circular, the participation interests are described as being "unsecured special, limited obligations" of your company. On page 2, however, the security is described as representing "an undivided fractional interest in . . . [the] Loan." Similar language is used to describe the security in the Form of Participation Agreement.

   Likewise, the discussion of the repayment process appears inconsistent. For example, in your response letter dated March 19, 2015, you state that repayments made by developers are commingled and that you "need not use the actual cash received from a particular Developer . . . to make payments on the corresponding Participation Interest." However, on page 2 of the offering circular, you state that "[t]he Developer will use the Loan proceeds to complete the Project, repaying principal and interest" and that you will "then use these funds to make payments on the corresponding Participation Interests."  This implies that you will use a developer's loan repayment to directly fund repayment to holders of participation interests.

Please revise the offering circular and related documents to more clearly describe the terms of the security in a consistent manner.  To the extent you intend to sell an undivided fractional interest in the Developer Loan, the Developer appears to be the issuer and you appear to be acting as an underwriter.  To the extent you intend to sell a debt obligation of your company with the principal and interest payments dependent on the principal and interest payments you receive from a particular Developer Loan, please revise the offering circular and related documents to characterize the Participation Interests as a note or other debt instrument of your company.

2.      We note that you consider the Developers' experience as part of your due diligence and evaluation.  We further note that the payment on each series of Participation Interests will be dependent upon the receipt of payments on the corresponding Loan to the Developer, which will be made primarily from proceeds received by the Developer for the sale, lease or refinancing of the real estate project.  As such, information about a Developer's prior experience appears to be material to investors.  Please revise your offering circular to include a more detailed discussion of the Developers' experience and prior performance. For example, please consider providing the following disclosure regarding each Developer's experience for the prior three years on similar projects:

   - The number of projects that the Developer has initiated and completed;
   - The type and scale of the projects undertook;
   - The number of projects sold and not sold as well as the time it took from project completion to sale; and
   - For projects sold, the excess of the sales price of the project over the cost of the project accounting for acquisition cost, capital improvements, closing and soft costs, the original mortgage financing, cost of financing and balance at the time of sale.

3.      We note your disclosure on page 12, which indicates that Groundfloor's subsidiary has extended 23 loans for real estate developments.  Please revise to provide additional information regarding the performance of your subsidiary's mortgage loan underwriting business, including the number and aggregate principal amount issued, the number of loans that have been repaid in full, the number of loans that remain unpaid, and information about delinquencies and pre-payments.

4.     We note than an investor's return is materially dependent upon payments by a single
       Developer. Please revise to include additional financial information about each
       Developer so that investors may assess the financial capacity of the Developer borrowers
       to satisfy their payment obligations on their loans.

5.     The After Repair Value, disclosed in the Loan Summaries, appears to be a projection.
       Please provide us with your analysis as to how you determined that borrower provided
       comps provide a reasonable basis for the projected ARV. See Instructions to Part II of
       Form 1-A.

6.     It appears that you disclaim responsibility for information about the Developer and the
       project. For example, on pages 17 and 46 of the offering circular you state that "an
       investor should base (and will represent to us that they have based) its decision to
       purchase the Participation Interests solely on its own evaluation and investigation of the
       Project and of the Developer, without any representation whatsoever by us." Similar
       language is contained in the Form of Loan Participation Agreement. We also note the
       statement on page 84 of the offering circular indicating that you "make no representations
       or warranties . . . and assume no liability or responsibility . . . with respect to: (a) the
       financial condition . . . of a Developer or any of its affiliates; . . . or (c) the accuracy . . .
       [of] any certificate, report, underwriting materials or other document or instrument used
       under or in connection with any of the Loan Documents." Please remove these
       disclaimers as you are responsible for the content of the offering circular.

The Participation Interests Covered by this Offering Circular, page 5

7.     Please revise to more clearly differentiate between: 1) the Developer, as the borrower,
       and 2) the individual Principal, whose experience is relevant but who is not an obligor on
       the loan. Please ensure this distinction is clear throughout the offering circular and
       related documents.

Fees and Related Expenses, page 8

8.     We note your disclosure that in an event of an extension or modification of a Loan, you
       "may" increase the interest rate. Similarly, you also state that you "may" apply a default
       rate for any Loan Payments that are not made when due. Please expand your disclosure
       to clarify what factors you take into consideration when determining whether to apply a
       penalty interest or default rate to a Loan.

<u>Although the Developer's obligations under the Loan Documents are recourse, page 11</u>

9.      Please revise your disclosure regarding the anti-deficiency statues and common law election of remedies defenses to more clearly explain the circumstances in which you believe your ability to recover from a Developer will be limited to the collateral securing the Loan.

<u>Credit Risk and Valuation Assessment – Our Grading Algorithm, page 46</u>

10.     We note your disclosure on page 52 indicating that you do not disclose to investors how you weigh the different factors when determining the raw score.  It is difficult to fully understand the basis of the raw score, however, without this information, particularly because there is no specific disclosure of the Developer's credit quality.  Please revise your disclosure to provide a better understanding of how you weight the various factors in your grading algorithm.

11.     The manner in which you score certain metrics appears subjective.  Investors need more detail to understand how the "Developer's experience" and "location" metrics are determined for purposes of your algorithm.  For example, in rating Developer experience, you assess whether the Developer has "successfully undertaken projects of the type under consideration."  Please revise your disclosure to indicate what you consider to be "successfully undertaking a project."  Would this require a Developer complete the renovation or complete its exit strategy, such as selling the property?  Please also revise your disclosure to describe whether a project is "substantially similar" or what constitutes an "active real estate project."  Similarly, in assessing location you assign different scores if the Home Value Index for the property's zip code is "significantly higher," "much higher" or "higher" than the average home value for the state.  It is not clear what constitutes "significantly higher" as opposed to "much higher."  Please revise your disclosure to explain the objective means by which you assess these factors.

12.     We note that you consider Developer credit quality based on the FICO credit score of the Principal.  Please expand the disclosure on page 48 to explain how you view the Principal's credit score as relevant since the Principal is not a guarantor or obligor on the loan.

13.     On page 52 you state that "[f]or all second lien loans, Loan Principal will not exceed 80% of the valuation."  Please clarify if "valuation" refers to the projected after repair value.  In addition, we note that Loan Principal is defined as the total principal amount borrowed by the Developer from you in connection with the corresponding Loan.  The discussion on page 37 indicates that the loan to value ratio "is the total amount of debt on the Project (including the Loan from us and any additional debt on the Project) divided by the ARV."  Please revise the discussion on page 52 to clarify the extent to which you include any additional debt on the Project when calculating the loan to value ratio for second lien loans.

14.     On page 52 you state that for loans on ground up, or new construction, loan to value will not exceed 100% of the value of the underlying land.  This language is difficult to place in context when considering your proposed loan to Bucos Investments, LLC.  The loan to Bucos Investments is for new construction, the purchase price of the land was $150,000, and the loan amount totals $250,000.  While the loan to projected value does not exceed 100%, the loan to current value of the land does exceed 100%.  Please revise to clarify the extent to which loans for new construction may exceed the purchase price of the underlying land.

Loan Summaries

15.     Please revise to clarify that the "loan to value" ratio is based on the projected after repair value, as opposed to the current value of the property.

16.     The Loan Summary for Bucos Investments, LLC indicates the loan amount is $250,000 and that the valuation source is borrower provided comps.  Your disclosure on page 45 indicates that you will always commission a certified independent appraisal for loans of $250,000 or more.  Please revise to reconcile.

Exhibits

17.     Please file the Form of Loan Agreement and Form of Promissory Note with your next amendment.  Please refer to Item 2(3) and 2(6) of Part III of Form 1-A for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for acceleration. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or Erin Martin, Senior Counsel, at (202) 551-3391 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc:     Jason L. Martinez
        Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

        Benji T. Jones
        Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.